

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 9, 2017

Maoji (Michael) Wang
Chief Executive Officer
Professional Diversity Network, Inc.
801 W. Adams Street, Sixth Floor
Chicago, Illinois 60607

> **Re:** **Professional Diversity Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2016**
> **File No. 333-215388**

Dear Mr. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Stacey T. Kern, Esq.
        Greenberg Traurig, LLP